UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41467

Magic Empire Global Limited

3/F, 8 Wyndham Street

Central, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Resignation of Chief Financial Officer

On June 15, 2026, the Board of the Company received and accepted the resignation of Ms. Yau Ting Tai (“Ms. Tai”) from his position as the Chief Financial Officer of the Company, effective immediately. Ms. Tai resigned for personal reasons and not due to any disagreement with the Company or the Board on any matter relating to the Company’s operations, policies, or practices. The Board expressed its gratitude for their contributions and dedicated service to the Company.

Appointment of Chief Financial Officer

Effective on June 17, 2026, the Board appointed Ms. Mei Wang (“Ms. Wang”) as the Chief Financial Officer of the Company.

Ms. Mei Wang

Ms. Wang, age 54, brings over 33 years of senior financial and banking experience. She spent her career at the Agricultural Bank of China, where she held executive roles including President of the Jinan Free Trade Zone Sub-branch (2021–2025), with full responsibility for financial strategy, capital deployment, credit, and enterprise financing solutions. She also served as General Manager of Institutional Business at the Jinan Branch (2016–2020), overseeing financial services for government platforms, SOEs, and listed companies, and earlier held various management positions in credit, SME financing, and retail banking.

Throughout her career, Ms. Wang has built deep expertise in corporate financial controls, capital structuring, risk management, and compliance, with a clean regulatory record. She has led teams of over 100 professionals and participated in capital projects exceeding RMB 5 billion in aggregate value.

Ms. Wang holds a bachelor’s degree in Accounting and Business Administration from Liaoning Institute of Technology and is a certified Senior Economist, with additional qualifications in funds, HR, and insurance.

The Board believes Ms. Wang’s extensive financial stewardship and strategic experience qualify her to serve as CFO. There are no family relationships between Ms. Wang and any director or executive officer of the Company.

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magic Empire Global Limited

Date: June 18, 2026	By:	/s/ Shufen Huang
Shufen Huang
Chairperson of the Board

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